At Yacktman, we utilize our time-tested, bottom-up, value approach. Our goal is to achieve superior long-term results while protecting capital from permanent loss. As we are also shareholders in the funds, great care and diligence are employed in our investment process.

The Yacktman Funds have regularly been featured in Barron's, Fortune, The New York Times, and The Wall Street Journal, among others. Don Yacktman, Steve Yacktman, and their skilled team have more than 100 years of combined investment experience, and have demonstrated the ability to produce returns through multiple market cycles. More importantly, these results were achieved with a very low standard deviation, beta, and R2.

How is it done?
Flexible = Ability To Capitalize On All Attractive Investments
~	Combine best features of both growth and value investing
~	Able to invest across all market caps, although portfolio is typically Large-Cap Value
Concentrated = “ Know Something” Investors
~	Top 10 + cash is typically 50% in YACKX (diversified) and 75% in YAFFX (non-diversified)
~	Prefer a few outstanding investments rather than numerous average ones
~	Thorough fundamental in-house research creates conviction
Disciplined = Sticking To Strategy Even When Unpopular
~	Avoid chasing trends and willing to differ from the masses
~	Patiently wait for opportunities that meet our strict buy and sell discipline

What’s the actual investment strategy?

Low Purchase Price
~ Search for securities well below intrinsic value
~ Protect downside by not overpaying
GoodBusiness
~ High cash flow with low capital expenditures
~ Non-durable, non-fad goods and/or services
~ Sustainable/growing competitive advantage
Shareholder Oriented Management
~ Possesses high integrity
~ Allocates cash flow capably
~ Compensates and motivates fairly

For more information about The Yacktman Fund (YACKX) and/or The Yacktman Focused Fund (YAFFX), call Brian Yacktman at (512) 767-6700. Also, visit www.yacktman.com or call 800-525-8258 to request a prospectus, containing complete information, including investment objectives, risks, expenses, and other information that you should read and consider carefully before investing. The information contained herein has been obtained from sources believed to be reliable but the accuracy of the information cannot be guaranteed.

As of September 30, 2007

“We will continue to make rational investment decisions based on the best information available to us. These decisions may at times be at odds with the conventional wisdom of the market, but they will always be consistent with our longer term goal of achieving the highest possible returns with relatively minimal risk of a permanent loss of capital.”

 Co - Portfolio Managers
The information contained herein has been obtained from sources believed to be reliable but the accuracy of the information cannot be guaranteed. There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition. Past performance does not guarantee future results. The investment return and principle value of the Funds will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Call 800.525.8258 for most recent month end data.

As of September 30, 2007

“We will continue to make rational investment decisions based on the best information available to us. These decisions may at times be at odds with the conventional wisdom of the market, but they will always be consistent with our longer term goal of achieving the highest possible returns with relatively minimal risk of a permanent loss of capital.”

 Co - Portfolio Managers
The information contained herein has been obtained from sources believed to be reliable but the accuracy of the information cannot be guaranteed. There are no assurances that the current portfolio composition will remain representative of the Fund’s future portfolio composition. Past performance does not guarantee future results. The investment return and principle value of the Funds will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Call 800.525.8258 for most recent month end data.